11021993

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Windship Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1861 American Walk, Suite 1660
(No. and Street)

Lawrenceville	Georgia	30043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanton Breon (404) 861 - 2476
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Decosimo & Company, LLC
(Name – *if individual, state last, first, middle name*)

6750 Poplar Avenue, Suite 600	Memphis	Tennessee	
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 16 2011
08 REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stanton Breon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windship Capital Markets, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

4/20/11

Notary Public

DIANA RAMIREZ NOTARY PUBLIC MY COMMISSION EXPIRES JANUARY 21, 2013 GWINNETT COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINDSHIP CAPITAL MARKETS, LLC

CONTENTS

SUPPLEMENTARY INFORMATION

DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, PLLC
6750 Poplar Avenue – Suite 600
Memphis, Tennessee 38138
www.decosimo.com

REPORT OF INDEPENDENT ACCOUNTANTS

To the Member
Windship Capital Markets, LLC
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Windship Capital Markets, LLC as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Windship Capital Markets, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

Joseph Decosimo and Company PLLC

Memphis, Tennessee
February 23, 2011

WINDSHIP CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS	
Cash	$ 13,531
Accounts receivable	27,468
Deposit	2,000
TOTAL ASSETS	$ 42,999
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable	$ 3,222
MEMBER'S EQUITY	39,777
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 42,999

The accompanying notes are an integral part of the statement of financial condition.

WINDSHIP CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Windship Capital Markets, LLC, a Georgia limited liability company, operates as a registered securities broker and dealer. The Company is a wholly-owned subsidiary of Windship Realty Partners, LLC (the Parent). The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's offices are located in Lawrenceville, Georgia, and Memphis, Tennessee, and the Company's primary business is private placement of investment products.

CASH - The Company maintains at various financial institutions cash accounts which may exceed federally insured amounts at times and which may at times significantly exceed statement of financial condition amounts due to outstanding checks.

ACCOUNTS RECEIVABLE - Accounts receivable represent commissions due as of December 31, 2010. The Company does not require collateral for accounts receivable arising from the normal course of business. Management believes that all accounts are collectible and, therefore, an allowance for uncollectible accounts has not been provided for as of December 31, 2010.

REVENUE RECOGNITION - The Company recognizes commission revenue and expense arising from securities transactions on a settlement date basis.

INCOME TAXES - The Company is organized as a limited liability company and the members are liable for their proportionate share of the Company's taxable income. Therefore, no provision for income taxes is reflected in the statement of financial condition.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2010, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties.

The Company files a consolidated federal and state income tax return with its Parent. The Company is no longer subject to tax examinations by taxing authorities for tax years before 2007.

ESTIMATES AND UNCERTAINTIES - The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through February 23, 2011, the date the statement of financial condition was available to be issued, as disclosed in Note 6.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company and the Parent entered into an agreement whereby the Parent is responsible for paying a portion of the Company's operating expenses.

Trestle Capital Partners, LLC acquired 100% of the membership interests of the Company on January 1, 2011. Trestle Capital Partners, LLC reimburses the Company for legal fees.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's minimum net capital requirement totaled $5,000 as of December 31, 2010, and its defined net capital and net capital ratio were $10,309 and 0.31 to 1 as of December 31, 2010.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

There were no liabilities subordinated to claims of creditors as of December 31, 2010, or for the year then ended.

NOTE 4 - LEASES

The Company leases office space under a noncancelable operating lease.

Future minimum payments under this noncancelable lease as of December 31, 2010, are as follows:

Year ending	
December 31, 2011	$ 15,225
December 31, 2012	15,682
December 31, 2013	16,153
December 31, 2014	16,636
December 31, 2015	8,442
	$ 72,138

NOTE 5 - CONCENTRATION

Commissions earned from one of the Company's customers comprised 100% of accounts receivable for the year ended December 31, 2010.

NOTE 6 - SUBSEQUENT EVENTS

Effective January 1, 2011, the sole member sold 100% of its membership interests to Trestle Capital Partners, LLC.

SUPPLEMENTARY INFORMATION

WINDSHIP CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2010

Net capital		
Total member's equity	$	39,777
Less non-allowable assets -		
Accounts receivable		27,468
Deposit		2,000
Net capital	$	10,309
Aggregate indebtedness		
Accounts payable	$	3,222
Percentage of aggregate indebtedness to net capital		31 %
Minimum net capital required to be maintained	$	5,000
Excess net capital	$	5,309
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness or 120% of net minimum capital requirements)	$	4,309

Reconciliation with Company's Computation of Net Capital with Audited Computation December 31, 2010

Net capital, per Part IIA of Form X-17-a-5(a) filed as of December 31, 2010	$	10,309
Net capital, per above calculation	$	10,309

WINDSHIP CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION, AUDIT REPORT AND SUPPLEMENTARY INFORMATION

December 31, 2010

DECOSIMO

WINDSHIP CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION, AUDIT REPORT AND SUPPLEMENTARY INFORMATION

December 31, 2010

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.